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GEOFFREY CHAN *

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REGISTERED FOREIGN LAWYERS

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

PARIS SÃO PAULO SEOUL SHANGHAI SINGAPORE TOKYO TORONTO

July 27, 2018

Mr. John Reynolds

Mr. Blaise Rhodes

Mr. Raj Rajan

Mr. Jonathan Burr

Ms. Brigitte Lippmann

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          111, Inc. (CIK No. 0001738906)
Draft Registration Statement on Form F-1
Response to the Comment Letter Dated July 9, 2018

Dear Mr. Reynolds, Mr. Rhodes, Mr. Rajan, Mr. Burr and Ms. Lippmann:

On behalf of our client, 111, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 9, 2018.  Concurrently with the submission of this letter, the Company is submitting a revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential non-public review pursuant to the Jumpstart Our Business Startups Act.

To facilitate the Staff’s review, we have separately delivered to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the draft registration statement confidentially submitted to the Commission on June 26, 2018.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses.  We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears.  Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Summary Operating Data, pages 13 and 80

1.                                      We note your presentation of the metrics B2C GMV, B2C Direct Sales GMV, B2C Marketplace GMV, B2B GMV, B2B Direct Sales GMV and B2B Marketplace GMV. For each metric, please disclose the related revenue recognized in your financial statements for the periods presented.

The Staff’s comment is duly noted. The Company respectfully advises the Staff that, as elaborated in its response to the Staff’s comment No. 2 below, GMV is an operating metric and is not a GAAP or non-GAAP financial measure. GMV is not used as a basis to calculate revenues.  As such, the Company does not believe that a side-by-side presentation of the GMV and revenues provides meaningful information to the investors, because they are not directly correlated.

2.                                      We note your response to comments 5 and 6 and revised disclosures. Please tell us how you concluded that the various GMV metrics presented here are not non-GAAP measures and the disclosure requirements of Item 10(e) of Regulation S-K are not applicable to these metrics. Please revise or advise.

The Company respectfully advises the Staff that it has concluded that the various GMV metrics presented are not non-GAAP financial measures and disclosure requirements of Item 10(e) of Regulation S-K would not be applicable. Pursuant to Section 2(i) of Item 10(e), a non-GAAP financial measure is a numerical measure of the Company’s historical or future financial performance, financial position or cash flows that (i) excludes amounts, or is subject to adjustment that have the effect of excluding amounts, that are included in the most directly comparable measures calculated and presented in accordance with GAAP in the statement of income, balance sheet or statement of cash flows (or equivalent statements) of the Company; or (ii) includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented.

In general, GMV is an operating metric customarily used in the e-commerce industry that provides a measurement of what the consumer side is spending and the overall volume of transactions that flow through our platform in a given period. It is only useful for the purposes of peer comparisons and understanding the scale of the business. It is not used as basis of the Company’s revenue calculation. There is no direct relationship between the calculation of GMV and the amount of revenue determined under GAAP. Therefore, the Company believes that GMV, as an operating measure, should be treated in a similar way as “total order” or “billings” that are typically used to measure the size and volume of transactions in different industries. Among major U.S.-listed e-commerce issuers that the Company is aware of, none of them treat GMV as a financial measure.

Equity Pledge Agreement, pages 75 and F-9

3.                                      We note your response to comment 19 and your disclosure that the equity pledge right enjoyed by WFOE will expire when Yihao Pharmacy and the Nominees have fully performed their respective contractual obligations. Please explain the contractual obligations discussed here and revise to clarify when they are considered to be fully performed. In this regard, please disclose the contractual obligations that must be fully performed before the agreement is terminated. Please also tell us what consideration, if any, you have given to providing risk factor disclosure regarding the termination of this agreement.

In response to the Staff’s comment, the Company has made the referenced disclosure on pages 75 through 76 and page F-10 of the Revised Draft Registration Statement.

The Company also respectfully advises the Staff that it does not believe additional risk factor disclosure regarding the termination of the equity pledge agreement would be necessary or material to the investors. Due to the continued effectiveness of this agreement until VIEs and their shareholders have discharged all of their respective obligations under the contractual arrangements, the performance of this agreement can only be mutually terminated or if the nominee shareholders act adversely to the Company, and the latter risk has been disclosed on page 39 of the Revised Draft Registration Statement.

*              *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at (+852) 3740-4863 or via e-mail at julie.gao@skadden.com or Jimmy Chen of Deloitte Touche Tohmatsu Certified Public Accountants LLP by telephone at (+86 21) 6141-2172 or via e-mail at jimmycchen@deloitte.com.cn.  Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

cc:                                Gang Yu, Executive Chairman, 111, Inc.
Junling Liu, Chairman and Chief Executive Officer, 111, Inc.

Weihao Xu, Chief Financial Officer, 111, Inc.

Haiping Li, Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jimmy Chen, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP

Yan Chen, Partner, Freshfields Bruckhaus Deringer LLP

Valerie Ford Jacob, Partner, Freshfields Bruckhaus Deringer US LLP